Exhibit 99.1

Zepp Health Corporation Reports First Quarter 2023 Unaudited Financial Results

BEIJING, May 23, 2023 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenues of RMB0.6 billion (US$93.9 million); a GAAP basic and diluted net loss per share of RMB0.56 (US$0.08); and a GAAP basic and diluted net loss per ADS of RMB2.23 (US$0.32) for the first quarter ended March 31, 2023. Each ADS represents four Class A ordinary shares.

“Our first quarter revenue came in within our guidance range at RMB645.2 million, including 60% of self-branded revenue. Total revenue down 14.8% year-over-year, the decrease is mainly due to the macroeconomic uncertainties globally that dampened discretionary consumption especially in the electronic devices market in the first quarter.” Said Wayne Wang Huang, Chairman and CEO of Zepp Health. “We have successfully met our objective of reducing quarterly operating expenses to RMB254 million (adjusted operating expenses to RMB230 million), and we remain dedicated to implementing stringent cost control measures in the future. Our commitment to investing in state-of-the-art technology and product development remains steadfast. We will launch an advanced platform that integrates Zepp OS and our unique RISC-V based chip. This approach reduces the need for additional resources and ensures the development of high-quality hardware and software. Therefore, it allows us to develop new products quickly, inexpensively, and with outstanding quality, ultimately leading to increased efficiency and profitability in the future. By incorporating these latest cutting-edge technologies into our smartwatch products, we have successfully engaged with our users, grown alongside them, cultivated a thriving community, and established a distinct brand and market position.”

“We are thrilled to introduce our highly anticipated new products, including the Trex Ultra, and GTR mini. Moreover, as a technology-driven smart wearable and healthcare solution provider and industry pioneer, we recently applied large language model (LLM) and Generative AI technology to our smart wearables. We are empowering users to make informed decisions and achieve their wellness and fitness goals intelligently. These AI empowered functionalities such as Zepp Coach, Zepp Aura, and Zepp AI Flex. Zepp Chatfacer will further enhance our products' competency. In the meantime, we strive to enhance the user experience in Zepp OS by integrating generative AI technology. As we continue to develop Zepp OS, we will also incorporate the latest GPT-4 technology to further advance the intelligence and functionality of the platform to outperform our competitors. Through these efforts, we hope to provide our users with a seamless and intuitive experience that truly meets their evolving needs.”

Chief Financial Officer Leon Deng added, "In the first quarter, we experienced a shift in China's Covid-Zero Policy, which interrupted some of our new product launch schedules. As a result, we had to postpone some releases of our new product lines to subsequent quarters, which had a negative impact on our Q1 sales. The gross margin for Xiaomi products declined significantly because of Xiaomi's pricing policy and the deliberate clearance of our older version self-branded products to optimize inventory levels, altogether driving our overall gross margin to 15.9% in the first quarter. Nevertheless, our newly launched products achieved an impressive margin of 34.6% during the quarter. With inventory reaching a more reasonable level, we are confident that our overall margin will improve in the future.”

“Our cost control and productivity improvement measures continued to drive year-over-year decreases in our operating expenses in terms of both absolute amounts and as a percentage of revenue. As a result, we narrowed our operating loss in the first quarter by 2.9% year-over-year. Our inventory balance continued to trend down, and we delivered a three-quarter consecutive positive operating cash inflow thanks to our efficient working capital management. For the remainder of 2023, we will continue to strengthen our brands and products while cutting the running rate of our expenses further as we target a turnaround in profitability in the future.”

First Quarter 2023 Financial Summary

	For the Three Months Ended
Number in millions, except for percentages and per- share/ADS amounts	Mar. 31, 2023	Mar. 31, 2022[1]
Revenue RMB	645.2	757.1
Revenue US$	93.9	119.4
Gross margin	15.9%	20.1%
Net (loss)/income attributable to Zepp Health Corporation RMB	(136.7)	(88.7)
Adjusted net (loss)/income attributable to Zepp Health Corporation RMB[2]	(112.7)	(75.7)
Diluted net (loss)/income per share RMB	(0.56)	(0.36)
Diluted net (loss)/income per ADS US$	(0.32)	(0.22)
Adjusted diluted net (loss)/income per share RMB[3]	(0.46)	(0.30)
Adjusted diluted net (loss)/income per ADS US$	(0.27)	(0.19)
Units shipped in millions	3.5	3.7

First Quarter 2023 Financial Results

Revenues

Revenues for the first quarter of 2023 reached RMB0.6 billion (US$93.9 million), a decrease of 14.8% from the first quarter of 2022. The decrease in total revenues was mainly due to a 21.2% year-over-year decrease in our self-branded product sales. The decrease was in line with the decline of consumer electronics market at large and lower consumer discretionary spending.

1 The US$ numbers in 2022 are referenced with the prior 6-K disclosures, translations of which are made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate for March 31, 2022, as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. See "Reconciliation of GAAP and Non-GAAP Results" at the end of this press release.

3 Adjusted diluted net income/(loss) is the abbreviation of adjusted net income/(loss) attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation and is used as the numerator in the computation of adjusted basic and diluted net income/(loss) per ADS attributable to Zepp Health Corporation.

Total units shipped in the first quarter of 2023 decreased by 5.4% year-over-year to 3.5 million, compared with 3.7 million in the first quarter of 2022.

Gross Margin

Gross margin in the first quarter of 2023 was 15.9%, 4.2 percentage points lower than 20.1% in the same period of 2022. The first quarter’s lower margin was dragged down by price reduction of Mi Band 7 and clearance and write-down of old version of self-branded products.

Research and Development

Research and development expenses in the first quarter of 2023 were RMB117.9 million, a decrease of 19.5% year-over-year. This comprised 18.3% of revenues, versus 19.3% for the same period in 2022. The decrease was mainly driven by the research project optimization and personnel cost reduction.

Selling and Marketing

Selling and marketing expenses in the first quarter of 2023 were RMB86.0 million, a decrease of 16.6% year-over-year. We pruned our retail channels and applied a strict ROI approach on marketing campaigns which in turn lowered our overall selling and marketing expenses.

General and Administrative

General and administrative expenses were RMB49.9 million in the first quarter of 2023, a decrease of 14.2% year-over-year. This comprised 7.7% of revenues, compared with 7.7% in the same period in 2022, and was largely attributable to ongoing personnel optimization and strict administrative expense control.

Operating Expenses

Total operating expenses for the first quarter of 2023 were RMB253.8 million, a decrease of 17.5% year-over-year, which accounted for 39.3% of revenues for the period, as compared with 40.6% in the first quarter of 2022. The adjusted operating expenses, which excludes share-based compensation, were RMB229.8 million, the lowest level compared with the four quarters of last year. The company will continue to adjust its cost base aim at returning to profitability in this year.

Operating Income/(Loss)

Operating loss for the first quarter of 2023 was RMB150.9 million, compared with operating loss of RMB155.4 million for the same period in 2022. The loss was mainly caused by lower revenue scale. The first quarter is typically the season with the lowest sales, which resulted in an inability to fully cover operating expenses. Adjusted operating loss, which excludes share-based compensation, was RMB126.9 million.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the first quarter of 2023 was RMB136.7 million, compared with RMB88.7 million of net loss in the first quarter of 2022. The adjusted net loss attributable to Zepp Health Corporation was RMB 112.7 million, compared with RMB75.7 million for the same period of 2022. In 2022, the Company recognized RMB51.7 million gain from fair value change of long-term investment. The adjusted operation loss of the company has narrowed this year.

Liquidity and Capital Resources

As of March 31, 2023, the Company had cash and cash equivalents and restricted cash of RMB1,001.5 million (US$145.8 million), compared with RMB973.3 million as of December 31, 2022 and RMB1052.9 million as of March 31, 2022.

The Company continued to manage its working capital and inventory more efficiently and realized lower inventory levels at RMB799.9 million as of March 31, 2023, lower than that at the end of 2022.

Share Repurchase Program Update

The Company previously announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million. As of March 31, 2023, the Company had used US$11.1 million to repurchase 3,689,434ADSs. On November 21, 2022, the board authorized the Company to extend its share repurchase program over the next twelve months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of American depositary shares and/or the ordinary shares through November 2023 with an aggregate value of the remaining balance under the share repurchase program. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Outlook

For the second quarter of 2023, the Company’s management currently expects net revenues to be between RMB650 million and RMB850 million, compared with RMB1.11 billion in the second quarter of 2022.

It is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 8:00 a.m. Eastern Time on Tuesday, May 23, 2023 (8:00 p.m. Beijing Time on May 23, 2023) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialling:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until May 30, 2023 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	1479434

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The Company's mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and data analytics services for population health. Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 20 million units in 2022. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, California.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding share-based compensation expenses. Adjusted operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income/(loss) and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in RMB. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8676 to US$1.00, the effective noon buying rate for March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2023, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	886,632	956,478	139,274
Restricted cash	86,708	44,988	6,551
Term deposit	-	5,000	728
Accounts receivable, net	682,103	487,549	70,993
Amounts due from related parties	138,614	139,417	20,301
Inventories, net	1,021,923	799,933	116,479
Short-term investments	34,316	34,780	5,064
Prepaid expenses and other current assets	108,252	126,873	18,474
Total current assets	2,958,548	2,595,018	377,864

Property, plant and equipment, net	100,605	96,716	14,083
Intangible asset, net	123,300	119,038	17,333
Goodwill	66,081	65,797	9,581
Long-term investments	1,686,628	1,681,380	244,828
Deferred tax assets	210,186	242,406	35,297
Amount due from a related party, non-current	6,333	6,348	924
Other non-current assets	50,389	46,799	6,814
Operating lease right-of-use assets	65,573	45,426	6,615
Total assets	5,267,643	4,898,928	713,339

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	456,585	335,708	48,883
Advance from customers	2,133	1,997	291
Amount due to related parties	40,978	28,472	4,146
Accrued expenses and other current liabilities	197,819	157,007	22,862
Income tax payables	2,715	11,282	1,643
Notes payable	456,438	493,542	71,865
Short-term bank borrowings	512,000	176,000	25,628
Total current liabilities	1,668,668	1,204,008	175,318
Deferred tax liabilities	35,552	34,658	5,047
Long-term borrowings	684,210	923,982	134,542
Other non-current liabilities	162,602	163,166	23,759
Non-current operating lease liabilities	31,690	16,292	2,372
Total liabilities	2,582,722	2,342,106	341,038

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
Equity
Ordinary shares	162	163	24
Additional paid-in capital	1,690,879	1,714,877	249,705
Treasury stock	(67,163)	(72,803)	(10,601)
Accumulated retained earnings	942,848	806,128	117,381
Accumulated other comprehensive income	105,796	96,252	14,015
Total Zepp Health Corporation shareholders' equity	2,672,522	2,544,617	370,524
Noncontrolling interests	12,399	12,205	1,777
Total equity	2,684,921	2,556,822	372,301
Total liabilities and equity	5,267,643	4,898,928	713,339

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
Revenues	757,050	645,183	93,946
Cost of revenues	(604,810)	(542,338)	(78,971)
Gross profit	152,240	102,845	14,975
Operating expenses:
Selling and marketing	(103,105)	(85,978)	(12,519)
General and administrative	(58,161)	(49,901)	(7,266)
Research and development	(146,408)	(117,874)	(17,164)
Total operating expenses	(307,674)	(253,753)	(36,949)
Operating loss	(155,434)	(150,908)	(21,974)

Other income and expenses:
Interest income	2,547	4,133	602
Interest expense	(11,670)	(13,318)	(1,939)
Other income/(expense), net	3,745	(1,985)	(289)
Gain from fair value change of long-term investment	51,698	3,127	455
Investment income	-	234	34
Loss before income tax and income from equity method investment	(109,114)	(158,717)	(23,111)
Income tax benefits	16,747	24,734	3,602
Loss before income from equity method investments	(92,367)	(133,983)	(19,509)
Net income/(Loss) from equity method investments	3,508	(2,931)	(427)
Net loss	(88,859)	(136,914)	(19,936)
Less: Net loss attributable to noncontrolling interest	(134)	(194)	(28)
Net loss attributable to Zepp Health Corporation	(88,725)	(136,720)	(19,908)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.36)	(0.56)	(0.08)
Diluted loss per ordinary share	(0.36)	(0.56)	(0.08)

Net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(1.42)	(2.23)	(0.32)
ADS – diluted	(1.42)	(2.23)	(0.32)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	249,515,734	245,133,616	245,133,616
Ordinary share – diluted	249,515,734	245,133,616	245,133,616

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
Total operating expenses	(307,674)	(253,753)	(36,949)
Share-based compensation expenses	13,056	23,992	3,494
Total adjusted operating expenses	(294,618)	(229,761)	(33,455)

Operating loss	(155,434)	(150,908)	(21,974)
Share-based compensation expenses	13,056	23,992	3,494
Adjusted operating loss	(142,378)	(126,916)	(18,480)

Net loss attributable to Zepp Health Corporation	(88,725)	(136,720)	(19,908)
Share-based compensation expenses	13,056	23,992	3,494
Adjusted net loss attributable to Zepp Health Corporation[2]	(75,669)	(112,728)	(16,414)

Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.30)	(0.46)	(0.07)
Adjusted diluted loss per ordinary share	(0.30)	(0.46)	(0.07)

Adjusted net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(1.21)	(1.84)	(0.27)
ADS – diluted	(1.21)	(1.84)	(0.27)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	249,515,734	245,133,616	245,133,616
Ordinary share – diluted	249,515,734	245,133,616	245,133,616

Share-based compensation expenses included are follows:
Selling and marketing	917	1,155	168
General and administrative	6,226	10,783	1,570
Research and development	5,913	12,054	1,756
Total	13,056	23,992	3,494